UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
555 Wireless Blvd.
Hauppauge, NY 11788
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon St, Suite 1000
Charlotte, NC 28202
 (704) 331-7406

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Chembio Diagnostics, Inc., a Nevada corporation (“Chembio” or the “Company”) by Biosynex SA, a French société anonyme (“Biosynex”), and Project Merci Merger Sub, Inc., a Nevada corporation and wholly-owned indirect subsidiary of Biosynex (“Merger Sub”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 31, 2023 (the Merger Agreement”), by and among the Company, Biosynex and Merger Sub. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Chembio, par value $0.01 per share, for $0.45 in cash without interest and less any applicable taxes required to be deducted or withheld in respect thereof. If the conditions to the Offer are satisfied and the Offer closes, Merger Sub would acquire any remaining Chembio shares by a merger of Merger Sub with and into Chembio (the “Merger”), with Chembio surviving the Merger as a wholly-owned indirect subsidiary of Biosynex.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and the Merger:

(i)	Commercial Procurement Talking Points, first used January 31, 2023.

(ii)	CEO Email to All Employees, first used January 31, 2023.

(iii)	Employee FAQs, first used January 31, 2023.

(iv)	Letter to Customers and Vendors, first used January 31, 2023.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2023 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

This filing relates to a pending business combination between Biosynex and Chembio. The tender offer referenced in this filing has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares of Chembio, nor is it a substitute for any tender offer materials that the parties will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Biosynex and its acquisition subsidiary will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, and Chembio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Each of Biosynex and Chembio also plan to file other relevant documents with the SEC regarding the proposed transaction. CHEMBIO STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CHEMBIO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents will be sent to all of Chembio’s stockholders at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will also be made available for free on the SEC’s website at www.sec.gov or from the information agent named in the tender offer materials. Copies of the documents filed with the SEC by Biosynex will be available free of charge under the News heading of Biosynex’s website at https://www.biosynex.com. Copies of the documents filed with the SEC by Chembio will be available free of charge under the SEC filings heading of the Investors section of Chembio’s website at https://chembio.com/investors.

Cautionary Statement Regarding Forward Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this filing include, but are not limited to, statements related to Biosynex’s and Chembio’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, the conditions precedent to the closing of the proposed transaction and the potential impact the transaction will have on Chembio or Biosynex and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Biosynex and Chembio. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this filing include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Chembio shares being validly tendered into the tender offer to meet the minimum condition); the risk of litigation and regulatory action related to the proposed transactions; expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Chembio’s filings with the SEC, including its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Chembio’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Biosynex and Chembio as of the date of this filing. Neither Biosynex nor Chembio undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Exhibit Index

99.1	Commercial Procurement Talking Points, first used January 31, 2023.
99.2	CEO Email to All Employees, first used January 31, 2023.
99.3	Employee FAQs, first used January 31, 2023.
99.4	Letter to Customers and Vendors, first used January 31, 2023.